Exhibit 99.3

Vanc Pharmaceuticals receives Health Canada Approval for 22 Generic Molecules

November 18, 2014 – Vanc Pharmaceuticals Inc. (“Vanc” or the “Company”) is pleased to announce that it has received Notice of Compliance (NOC) from Health Canada for 22 generic molecules. These 22 molecules will comprise of 51 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy.  The Notice of Compliance from Health Canada provides the authorization for Vanc to market and sell the generic molecules in Canada.

The current aggregate annual Canadian sales of these 22 products is estimated to be approximately $900 million.

“As Western Canada’s first generic drug company we are excited to have made a significant step towards commercializing our brand in the Canadian generics market.  Over the coming two quarters we plan to begin manufacturing these products and commence sales and marketing activities in Q2-2015,” said Arun Nayyar, CEO of Vanc.  “Our aim is to launch with additional products and we will provide further updates in the coming months”.

Table 1.0 provides details on each of the molecules.

	Molecule Name	Presentations	Brand Reference
1	VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
2	VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
3	VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
4	VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
5	VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
6	VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
7	VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
8	VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
9	VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
10	VAN-Omeperazole	20 MG DR Tab	Losec™
11	VAN-Finasteride	5 MG Tab	Proscar™
12	VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
13	VAN-Bicalutamide	50 MG Tab	Casodex™
14	VAN-Letrozole	2.5 MG Tab	Femara™
15	VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
16	VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
17	VAN-Anastrozole	1 MG Tab	Arimidex™
18	VAN-Pantoprazole	40 MG Tab	Pantoloc™
19	VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
20	VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
21	VAN-Montelukast	4 MG and 5 MG Chew Tabs, 10 MG Tab	Singulair™
22	VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™

Table 1.0

On behalf of:

Vanc Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO

jlewin@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.